EXHIBIT 11— Statement Re: Computation of Per Share Earnings

CARROLLTON BANCORP

	Three Months Ended March 31
	2002	2001
Average shares outstanding	2,700,337	2,707,733

Net income	325,522	505,171

Divide by average shares outstanding — basic	2,700,643	2,707,733

Earnings per share — basic	$0.12	$0.19

Divide by average shares outstanding — diluted	2,705,753	2,707,733

Earnings per share — diluted	$0.12	$0.19